December 5, 2007

FOR IMMEDIATE RELEASE

PRIMEWEST ENERGY TRUST ANNOUNCES TARGET CLOSING DATE FOR TAQA TRANSACTION

CALGARY:  PrimeWest Energy Trust (“PrimeWest”) (TSX: PWI.UN; PWX; PWI.DB.A; PWI.DB.B; PWI.DB.C; NYSE: PWI) confirms that PrimeWest, 1350849 Alberta Ltd. (“Purchaser”) and TAQA North Ltd. (both wholly owned subsidiaries of Abu Dhabi National Energy Company PJSC (“TAQA”)) have agreed that January 16, 2008 will be the target date for completion of the previously announced transaction. PrimeWest will issue a further news release in the event Purchaser informs PrimeWest that Purchaser requires additional time to prepare for completion of the transaction. However, the agreement with Purchaser and TAQA North Ltd. requires that the transaction be completed by January 31, 2008 unless extended in accordance with the terms of the Arrangement Agreement.

Purchaser and TAQA North Ltd. have also agreed that they will waive their right to terminate the transaction due to (a) a material adverse change affecting PrimeWest to the extent that it is caused by any matter, fact or development that arises after December 14, 2007, or (b) an event occurs after December 14, 2007 which makes a representation or warranty of PrimeWest untrue. Completion of the transaction remains subject to certain other closing conditions that are typical of transactions of this nature.

The original terms of the transaction permit PrimeWest to declare a distribution of $0.25 per trust unit to unitholders of record on January 4, 2008 if closing has not occurred by that date. PrimeWest will issue a further news release as and when such a distribution may be declared.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces and sells natural gas, crude oil and natural gas liquids for the generation of monthly cash distributions to Unitholders.  Trust Units of PrimeWest trade on the Toronto Stock Exchange (TSX) under the symbol “PWI.UN” and on the New York Stock Exchange under the symbol “PWI”.  Exchangeable Shares of PrimeWest Energy Inc. trade on the TSX under the symbol “PWX”.  Series I Convertible Debentures of PrimeWest trade on the TSX under the symbol “PWI.DB.A”, Series II Convertible Debentures trade under the symbol “PWI.DB.B” and Series III Convertible Debentures trade under the symbol “PWI.DB.C”.

To learn more about PrimeWest, please visit our website at www.primewestenergy.com.

For Investor Relations inquiries, please contact:

George Kesteven

Manager, Investor Relations

403-699-7367

Debbie Carver

Investor Relations Advisor

403-699-7464

Toll-free:  1-877-968-7878

E-mail:  investor@primewestenergy.com

Suite 5100, 150 - 6th Avenue S.W. Calgary, Alberta Canada T2P 3Y7 Telephone: (403) 234-6600 Facsimile: (403) 266-2825